Mail Stop 3561

January 25, 2007

<u>Via Fax & U.S. Mail</u>

Mr. James A. Yost, Chief Financial Officer
Hayes Lemmerz International, Inc.
15300 Centennial Drive
Northville, Michigan 48168

      Re: **Hayes Lemmerz International, Inc.**
              Form 10-K for the fiscal year ended January 31, 2006
              Filed April 21, 2006
              File No. 000-50303

Dear Mr. Yost:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Linda Cvrkel
              Branch Chief